UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

CRESCENT FINANCIAL CORPORATION
CRESCENT FINANCIAL BANCSHARES, INC.
(Name of Subject Company (Issuer))

CRESCENT FINANCIAL BANCSHARES, INC.
 (Names of Persons Filing Statement)

Crescent Financial Corporation Common Stock, par value $1.00 per share
Crescent Financial Bancshares, Inc. Common Stock, par value $0.001 per share
(Title of Class of Securities)

Crescent Financial Corporation Common Stock:  225744101
Crescent Financial Bancshares, Inc. Common Stock:  225743103
(CUSIP Number of Class of Securities)

Copies to:

Scott Custer Chief Executive Officer Crescent Financial Bancshares, Inc. 1005 High House Road Cary, North Carolina 27513 (919) 460-7770	Anthony Gaeta, Jr., Esq. Todd H. Eveson, Esq. Gaeta & Eveson, P.A. 700 Spring Forest Road, Suite 335 Raleigh, North Carolina 27609 (919) 845-2558

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (“Amendment No. 4”) filed by Crescent Financial Bancshares, Inc. (“Crescent”), a Delaware corporation and successor issuer to Crescent Financial Corporation, amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the U.S. Securities and Exchange Commission (“SEC”) on November 8, 2011, as amended on November 17, 2011, November 18, 2011, November 21, 2011, and November 22, 2011 (collectively, with such amendments, the “Schedule 14D-9”).  The Schedule 14D-9 is in response to the tender offer by Piedmont Community Bank Holdings, Inc., a Delaware corporation (“Piedmont”), as disclosed in a Tender Offer Statement on Schedule TO filed by Piedmont with the SEC on November 8, 2011, as amended on November 16, 2011, November 18, 2011, and November 22, 2011 (collectively, with such amendments, the “Schedule TO”), to purchase up to 6,442,105 shares of Crescent common stock at a purchase price of $4.75 net per share in cash, without interest and less applicable withholding taxes (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 8, 2011 (as amended from time to time, the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is made pursuant to the Investment Agreement, dated as of February 23, 2011, as amended, by and among Piedmont, Crescent Financial Corporation, and Crescent State Bank (the “Investment Agreement”).

All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Schedule 14D-9.

Item 4.

Under Item 4 (The Solicitation or Recommendation), Part b (Background of the Offer; Reasons for the Recommendation of the Crescent Board), the last three bullet points under the first paragraph that begins with “Reasons for the Recommendation” are deleted in their entirety and replaced with the following three bullet points:

“

•
Minority Position of Non-Tendering Shareholders.  Shares held by minority stockholders may be valued at a discount or be less liquid than shares of a company with a larger public float.  Following Crescent’s issuance of 18,750,000 shares of common stock to Piedmont under the terms of the Investment Agreement and Piedmont’s acquisition of up to 6,442,105 additional shares of Crescent common stock pursuant to the Offer, existing stockholders of Crescent who do not tender their shares pursuant to the Offer may comprise as little as 11% of Crescent’s shareholder base.  In addition, if 6,442,105 shares of Crescent common stock are validly tendered and purchased by Piedmont pursuant to the Offer, then the average trading volume and liquidity of Crescent’s common stock could be adversely affected, which could in turn have an adverse effect on the trading price of the stock and which could, therefore, adversely affect stockholder value.

•
Risk related to Implementation of Piedmont’s Strategic Plan.  Piedmont was founded by a group of prominent and successful businessmen, has substantial financial backing, and has assembled a talented and experienced management team to implement its strategic objectives.  Nevertheless, any new venture inherently has risk associated with it.  Upon consummation of the Investment, Crescent will become the third financial institution acquired by Piedmont in its short operating history.  Integration of these institutions, if pursued by Piedmont, may not produce the synergies anticipated or may occur at a cost that is higher than anticipated.  If integration costs are higher than anticipated, or if potential efficiencies and cost savings are not realized, then the trading price of Crescent’s common stock could be adversely affected.  Stockholders that desire to avoid this implementation risk may wish to tender their shares in the Offer in light of the guaranteed (subject to proration) per share price of $4.75 being offered by Piedmont for shares validly tendered and accepted for purchase pursuant to the Offer.

•
Dilution to Existing Shareholders. The fact that the Investment by Piedmont would be dilutive to current book value and ownership.  Specifically, upon the Company’s issuance of 18,750,000 shares of common stock to Piedmont under the terms of the Investment Agreement and without giving effect to any shares of Crescent’s common stock that may be purchased by Piedmont in the Offer, Crescent’s existing stockholders own approximately 34% of Crescent’s outstanding shares of common stock and the pro forma book value of Crescent common stock as of September 30, 2011, giving effect to the Investment, is $4.16.  The Investment, therefore, results in dilution to the voting power and book value per share of shares owned by Crescent stockholders, as of September 30, 2011, of 66% and 7.14%, respectively. The Board considered the dilution to existing stockholders resulting from the Investment, both in terms of voting power and book value, in making its recommendation that stockholders tender their shares of Crescent common stock pursuant to the Offer.”

Also, under Item 4 (Solicitation or Recommendation), Part b (Background of the Offer; Reasons for the Recommendation of the Crescent Board), the second paragraph under “Reasons for the Recommendation,” which paragraph sets forth factors that might weigh against the Crescent board of directors’ recommendation that stockholders accept the Offer, is amended by deleting the third bullet point thereunder (Access to Capital) and replacing it with the following, expanded bullet point:

“

•
Access to Capital.  Piedmont is backed by a group of sophisticated financial investors with substantial financial resources.  Upon consummation of the Investment, Crescent’s access to additional sources of capital will likely be materially improved.  Additionally, upon consummation of the Investment, Piedmont will become the registered bank holding company of Crescent and the top-tier holding company of the Bank.  Under the Federal Reserve’s “source of strength” doctrine, , which was codified by the Dodd-Frank Wall Street Reform and Consumer Protection Act, Piedmont will be required to maintain the ability to provide financial assistance to each of its direct and indirect subsidiary banks, including the Bank, in the event that the subsidiary bank becomes financially distressed..  As a result, stockholders of Crescent who do not tender their shares pursuant to the Offer, will remain stockholders in a recapitalized company with access to significant sources of additional capital.  This may materially improve Crescent’s financial performance over the long-term, which in turn could positively impact the stock price in the future.  Stockholders who tender their shares pursuant to the Offer will not have the opportunity to benefit from the potential improved financial performance of a recapitalized Crescent.  This is a factor weighing against the board of director’s recommendation to stockholders that they accept the Offer and tender their shares.”

Under Item 4 (The Solicitation or Recommendation), Part c (Intent to Tender), the last paragraph is deleted in its entirety and replaced with the following:

“In addition to the four Continuing Directors, to Crescent’s knowledge after reasonable inquiry, all of Crescent’s remaining directors, subject to compliance with applicable law (including Section 16(b) of the Securities Exchange Act of 1934) intend to tender at least a portion of the shares of Crescent Common Stock held of record or beneficially owned by such person or entity in the Offer.  Additionally, all of Crescent’s Executive Officers intend to tender at least a portion of the Crescent Common Stock held of record or beneficially owned by such person in the Offer.  To the knowledge of Crescent, after reasonable inquiry, no other affiliate of the Company intends to tender any shares in the Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

CRESCENT FINANCIAL BANCSHARES, INC.

By:	/s/ Bruce W. Elder
Name:	Bruce W. Elder
Title:	Vice President and Secretary

Dated: November 30, 2011